Exhibit 99.1

Lufax Receives NYSE Notice Regarding Late Filing of Annual Report on Form 20-F

SHANGHAI, May 13, 2025 — Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU and HKEX: 6623), a leading financial services enabler for small business owners in China, today announced that it received a notice from the New York Stock Exchange (the “NYSE”) that, as the Company has not timely filed its annual report on Form 20-F for the year ended December 31, 2024, the Company is not fully in compliance with the NYSE’s continued listing standards at this time.

The Company will have until October 30, 2025 to file the annual report with the SEC and regain compliance with the NYSE’s continued listing standards. If the Company fails to file the annual report by October 30, 2025, the NYSE may grant the Company an extension until April 30, 2026. If the NYSE does not grant an extension after the Company fails to file the annual report by October 30, 2025, suspension and delisting procedures will commence pursuant to the procedures set out in Section 804.00 of the Listed Company Manual. If the NYSE grants an extension but the Company fails to file the annual report by the end of the extension period, suspension and delisting procedures will also commence. The Company intends to regain compliance with the NYSE’s continued listing standards by filing the annual report within the NYSE’s prescribed timelines.

The notice from the NYSE has no immediate impact on the listing of the Company’s American depositary shares on the NYSE.

The Company was unable to file the annual report by the prescribed due date due to the proposed change in the Company’s auditors. The board of directors of the Company has resolved to appoint Ernst & Young and Ernst & Young Hua Ming LLP as the new auditors of the Company, subject to the passing of an ordinary resolution at an extraordinary general meeting currently scheduled for June 25, 2025. The Company expects to file its 2024 annual report promptly after the new auditors have completed their audit of the financial statements required to be included therein.

About Lufax

Lufax is a leading financial services enabler for small business owners in China. Lufax offers financing products designed to address the needs of small business owners and others. In doing so, Lufax has established relationships with 85 financial institutions in China as funding partners, many of which have worked with Lufax for over three years.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Lufax’s beliefs and expectations, are forward-looking statements. Lufax has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. These forward-looking statements include, but are not limited to, statements about Lufax’s goals and strategies; Lufax’s future business development, financial condition and results of operations; expected changes in Lufax’s income, expenses or expenditures; expected growth of the retail credit enablement; Lufax’s expectations regarding demand for, and market acceptance of, its services; Lufax’s expectations regarding its relationship with borrowers, platform investors, funding sources, product providers and other business partners; general economic and business conditions; and government policies and regulations relating to the industry Lufax operates in. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Lufax’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lufax does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc.com